SFG 2008 1H Earnings Release to be held on July 30, 2008

Shinhan Financial Group will release its 2008 1H earnings results on July 30, 2008, at 3:30 pm (Seoul local time). The earnings results will be posted on our website, www.shinhangroup.com. Further, no separate presentation or conference call will be provided for this first half results.